EXHIBIT 4.4

DESCRIPTION OF CAPITAL STOCK

The following summarizes the material terms of the capital stock of Splash Beverage Group, Inc. (“Splash,” “our Company,” “we” or “us”). Splash is a corporation incorporated under the laws of the State of Nevada, and accordingly its internal corporate affairs are governed by Nevada Revised Statutes (NRS) and by its articles of incorporation (our “articles of incorporation”) and its by-laws, which are filed as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at www.sec.gov. The following summary is qualified in its entirety by reference to the applicable provisions of Nevada law and our articles of incorporation and by-laws, which are subject to future amendment in accordance with the provisions thereof. Our common stock is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Authorized Capital Stock

Our authorized capital stock consists of 7,500,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The number of shares of our common stock and preferred stock issued and outstanding as of the date provided on the cover page of the Annual Report is [___] and [___] , respectively. Each class of our preferred stock’s outstanding share numbers are included in their corresponding section below.

Common Stock

Voting Rights. Each outstanding share is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders, and each fractional share is entitled to a corresponding fractional vote on each such matter. Cumulative voting of shares of stock of the Company is not allowed or authorized in the election of the Board of Directors of the Company.

Dividends. Dividends in cash, property or shares may be paid upon the stock, as and when declared by our Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Other Rights. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under our articles of incorporation and subject to the limitations prescribed by law, our Board of Directors may have such classes and preference of shares of preferred stock as the Board of Directors may determine from time to time.

When and if we issue additional shares of preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Series A Preferred Stock

The Certificate of Designation provides that each Series A Preferred, par value $0.001 (the “Series A Preferred Stock”), each share of Series A Preferred Stock has twenty-five thousand (25,000) votes and will vote together with the Company’s outstanding common shares, par value $0.001 (the “Common Shares”), as a single class, only with respect to the proposal related to the increase of authorized shares at the Special Meeting.

The holder of the Series A Preferred Shares has granted an irrevocable proxy to certain officers of the Company to vote the Series A Preferred Shares in accordance with the terms of the Issuance Documents, in connection with the Special Meeting. Per the terms of the Issuance Documents, if voted, the Series A Preferred Shares are required to vote on the applicable proposals in the same “mirrored” proportion aggregate votes cast “FOR” and “AGAINST” on the proposal to increase the authorized shares by the holders of the Common Shares who properly vote on such proposal (but excluding any abstentions).

The Series A Preferred Shares are not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. Other than a right to receive a liquidation preference equal to the Purchase Price, the Series A Preferred Shares have no rights with respect to any distribution of assets of the Company, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, change-of-control, dissolution or winding up of the Company, in each case whether voluntarily or involuntarily. The Series A Preferred Shares do not entitle its holder to receive dividends of any kind.

The outstanding Series A Preferred Shares are required to be redeemed in whole, but not in part, upon the earliest of: (i) if such redemption is authorized and directed by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion, (ii) automatically upon the approval by the Company’s shareholders of the increase of the authorized shares at any meeting of shareholders or (iii) immediately prior to the record date for the 2025 Annual Meeting of Shareholders of the Company Upon such redemption, the holder of the Series A Preferred Shares will receive aggregate consideration equal to the Purchase Price.

As of the filing date of the Annual Report we had 1,000 shares of Series A Preferred Stock outstanding.

Series A-1 Preferred Stock

Each share of Series A-1 preferred stock, par value $0.001 (the “Series A-1”) has a stated value of $1,000. Beginning on the date on which (i) the Company’s shareholders approve and the Company amends its Articles of Incorporation to increase in authorized common stock of the Company as and to the extent necessary to permit full issuance of the shares underlying the securities together with other common stock equivalents, and (ii) the Company’s shareholders approve the issuance of the securities as may be required by the rules of the NYSE American (such date, “Shareholder Approval Date”) and for a period ending two years thereafter, each share of Series A-1 will be convertible into common stock by a conversion ratio equal to the stated value of the Series A-1 divided by the Series A-1 conversion price equal to the lower of (i) $4.00 per share and (ii) 80% of the of the average of the five trading day volume weighted average prices of the Company’s common stock as of the applicable conversion date, subject to a floor price of $1.25. Conversions of Series A-1 are subject to beneficial ownership limitations.

Prior to the Shareholder Approval Date, holders of Series A-1 are entitled to a pro rata share of 10% of the total voting power (excluding the Series A-1) which is outstanding as of the date of the initial issuance of Series A-1. Beginning on the Shareholder Approval Date, holders of Series A-1 shall be entitled to vote on an as-converted basis.

The holders of the Series A-1 are entitled to receive annual dividends equal to 12% of the stated value per share payable quarterly in arrears in cash or in shares of common stock at the election of the Company.

Two years after the issuance of the Series A-1, the Company shall have the option to redeem all or any portion of the Series A-1 then outstanding, at a price per share equal to the stated value plus any unpaid dividends, subject to the holders’ right to convert prior to such a redemption.

As of the filing date of the Annual Report we had 650 shares of Series A-1 outstanding

Series B Preferred Stock

Each share of Series B preferred stock, par value $0.001 (the “Series B”) has a stated value of $100. Beginning on the Shareholder Approval Date and for a period ending two years thereafter, each share of Series B will be convertible into common stock by a conversion ratio equal to the stated value of the Series B share divided by the Series B conversion price of $6.00 per share, subject to beneficial ownership limitations.

Except as otherwise required by applicable law, the Series B shall not have any voting rights and shall not be entitled to vote on any matters brought before the shareholders of the Company.

The holders of the Series B are entitled to receive annual dividends equal to 12% of the stated value per share payable quarterly in arrears in cash or in shares of common stock at the election of the Company.

Two years after the issuance of the Series B, the Company shall have the option to redeem all or any portion of the Series B then outstanding, at a price per share equal to the stated value plus any unpaid dividends, subject to the holders’ right to convert prior to such a redemption.

As of the filing date of the Annual Report we had 126,704 shares of Series B outstanding

Series C Preferred Stock

Each share of Series C Preferred Stock, par value $0.001 (the “Series C”), has a stated value of $1,000. Beginning on the Shareholder Approval Date and for a period ending two years thereafter, each share of Series C will be convertible into common stock by a conversion ratio equal to the stated value of the Series C share divided by the Series C conversion price of $3.00 per share, subject to beneficial ownership limitations.

The Series C is junior in rank to the Series A-1 and B, has a stated value of $1,000 per share, is convertible at a fixed conversion price of $3.00 per share beginning on the Shareholder Approval Date, does not have dividend or voting rights and is not redeemable.

As of the filing date of the Annual Report we had 20,000 shares of Series C outstanding.

Anti-Takeover Effects of Provisions of Nevada Law, Our Articles of Incorporation and By-Laws

Nevada common law includes certain provisions, which may have the effect of delaying or deterring a change in control or in our management or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized blank check preferred stock, restrictions on business combinations, and the availability of authorized but unissued Common Stock.

Options and Warrants

As of the date provided on the cover page of the Annual Report, the Company had [___] options outstanding and [___]  warrants outstanding.

Listing

Our common stock trades on the NYSE American under the symbol “SBEV”.

Transfer Agent and Registrar

VStock Transfer is serving as our transfer agent and registrar. They are located at 18 Lafayette Pl, Woodmere, NY 11598.